This **SEPARATION AGREEMENT AND MUTUAL RELEASE** ("**Agreement**") is made and entered into by and between Alan R. Blackman, an individual and resident of Ascot, Queensland, Australia ("**Executive**") and Sharps Technology, Inc., a Nevada corporation with its principal place of business at 105 Maxess Road, Suite 124, Melville, New York 11747 ("**Sharps**" or "**Company**"). Executive and Sharps are sometimes referred to individually herein as a "**Party**," and together herein as the "**Parties**."

RECITALS

WHEREAS, Executive and Sharps are parties to an Employment Agreement entered into as of August 1, 2022 (the "**Employment Agreement**"). (Terms that appear in initial capital form in this Agreement and which are not otherwise defined herein have the meaning set forth in the Employment Agreement);

WHEREAS, Executive's employment with Sharps terminated, effective May 1, 2023 ("**End Date**");

WHEREAS, Executive continues to serve as a Co-Chairman of the Board of Directors of Sharps; and

WHEREAS, the Parties wish to amicably conclude their relationship;

NOW, THERFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Termination of Directorship. Executive hereby resigns as Co-Chairman of the Board of Directors of Sharps as of the Effective Date of this Agreement (as defined herein) and agrees not to accept any nomination to serve, or to serve, as a Director on the Board of Directors of Sharps at any future date.

2. Severance Payments.

(a) Sharps agrees to pay Executive Three Hundred Forty-Six Thousand Six Hundred Sixty-Six Dollars and Sixty-Seven Cents ($346,666.67) ("**Severance Amount**"), which shall be paid by the Company in twenty-six (26) equal installments, each in the amount of Thirteen Thousand Three Hundred Thirty-Three Dollars and Thirty-Three Cents ($13,333.33) (each, an "Installment"), subject to all applicable Federal, state and/or local taxes and withholdings. Specifically, the Company shall remit to Executive two (2) Installments per month, with the first such Installment being remitted to Executive no later than the Company's second (2nd) payroll date following the Effective Date of this Agreement and each of the remaining twenty five (25) Installments being remitted on each of the Company's immediately successive, twenty-five (25) payroll dates. Consistent with the foregoing, the entirety of the Severance Amount shall be remitted by the Company over a maximum period of thirteen (13) months from the date of the Company's second (2nd) payroll date following the Effective Date of this Agreement. Each Installment shall be remitted to Executive via direct deposit, in accordance with the banking details

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pursuant to which Executive's compensation was remitted to Executive as of the End Date. Sharps shall have the right to complete payment of the Severance Amount sooner than required by this Section 2(a), and, except as set forth in Section 4(b) of this Agreement, upon such accelerated completion of such payments, the Severance Amount shall be deemed fully paid and satisfied.

(b) Sharps makes no representations or warranties with respect to the tax consequences of the payments and any other consideration provided to Executive or made on his behalf under the terms of this Agreement. Executive agrees and understands that he is responsible for payment, if any, of local, state, and/or federal taxes on the payments and any other consideration provided hereunder by Sharps and any penalties or assessments thereon. Executive further agrees to indemnify and hold Sharps harmless from any claims, demands, deficiencies, penalties, interest, assessments, executions, judgments, or recoveries by any government agency against Sharps for any amounts claimed due on account of (a) Executive's failure to pay or delayed payment of federal or state taxes, or (b) damages sustained by Sharps by reason of any such claims, including attorneys' fees and costs.

(c) Section 409A. The payments made under this Agreement are intended to comply with section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance issued thereunder ("**Section 409A**") or an exemption or exclusion therefrom, provided that the Executive acknowledges and agrees that he shall be solely responsible for any taxes and/or penalties imposed under Section 409A of the Code. Payments made under this Agreement will be interpreted and construed, to the extent possible, to be distributed in the short-term deferral period, as defined under Treasury Regulation section 1.409A-1(b)(4), or the separation pay exemption, as provided in Treasury Regulation section 1.409A-1(b)(9). For purposes of this Agreement, May 1, 2023 is the date in which Executive's "separation from service," as defined in Treasury Regulation section 1.409A-1(h), occurred. For purposes of this Agreement, each payment made, and benefits provided under this Agreement is hereby designated as a separate payment and will not collectively be treated as a single payment, as provided in Treasury Regulation section 1.409A-2(b)(2)(iii).

(d) COBRA Premiums. Executive has elected to continue coverage under COBRA and directly remitted premium payments for coverage through July 31, 2023. Sharps shall directly remit all remaining premiums associated with such continuation coverage (including coverage for Executive's spouse, if applicable) ("COBRA Premiums") through and until the period ending thirteen (13) months after the start of Executive's COBRA coverage (the "COBRA Premium Period"). The COBRA Premiums shall not be remitted directly to Executive. The Company shall reimburse Executive for the COBRA Premiums that Executive has already paid. The Parties agree and acknowledge that Sharps' obligation to remit the COBRA Premiums will immediately cease if, during the COBRA Premium Period, Executive commences participation in an alternate health insurance plan through a new employer. In the event that, during the COBRA Premium Period, Executive so commences participation in an alternate health insurance plan through a new employer, Executive shall promptly notify Sharps of same.

3. Voting Agreement. The Parties acknowledge the terms of Sharps' Certificate of Designation, Preference and Rights of Series A Preferred Stock of Sharps Technology, Inc., as amended and restated ("**COD**"), and Executive's status as the holder of the one (1) outstanding share of the authorized shares of preferred stock which is designated as Series A Preferred Stock.

Executive agrees to the terms set forth in Sections 3(a) through 4(d) of this Agreement, in each case, contingent upon, and subject to, Sharps' full payment of the Severance Amount in the manner prescribed by this Agreement and, in the case of Section 3(e) of this Agreement, contingent upon, and subject to, the conditions set forth therein:

(a) Executive shall vote all of his Series A Preferred Stock share in favor of the election, re-election and/or designation of each individual nominated to serve as a director on the Board of Directors of Sharps as shall be identified in the applicable proxy statement filed by the Company for such election of directors. If, prior to Sharps' full payment of the Severance Amount in the manner prescribed by this Agreement, a director resigns, is removed or is unable to serve as a director of the Board of Directors, then Executive covenants and agrees that he shall not vote any of his Series A Preferred Stock share and/or otherwise take any action to replace such departing or removed director except as Executive is directed by a majority of the Board of Directors.

(b) Executive shall not give proxy or power of attorney as to his Series A Preferred Stock share to any person or entity, except the Company's CEO or CFO, that permits the holder thereof to vote in his/her/its discretion on any matter that may be submitted to Executive for voting purposes pursuant to Sections 6(a) and (b) of the COD.

(c) Executive shall not sell, assign, transfer, give, gift, donate, distribute, encumber, pledge, hypothecate or in any other way dispose of his Series A Preferred Stock share.

(d) If Executive shall (i) file a petition in bankruptcy, reorganization, insolvency, readjustment of debt or arrangement under any bankruptcy, insolvency, dissolution or liquidation law, or (ii) file an answer admitting the material allegations of a petition filed against Executive in any proceeding under such law, or (iii) take any action for the purpose of effecting any of the foregoing, or (iv) be required to relinquish all or any part of his Series A Preferred Stock share pursuant to a divorce settlement or decree of a court pursuant to divorce proceeding, or (v) have the Series A Preferred Stock share involuntarily encumbered or transferred by judicial process (other than pursuant to bankruptcy or divorce proceedings), in which case Executive shall notify the transferee, in writing with a copy on notice to Sharps, that transferee remains subject to this Agreement, Sharps shall have the right to purchase the share of Series A Preferred Stock share for $0.01.

(e) Upon Sharps' completion of full payment of the Severance Amount in the manner prescribed by this Agreement, Executive acknowledges and agrees that his Series A Preferred Stock share shall be deemed immediately cancelled and forfeited without further consideration or notice to Executive, and, at such time, (i) the Series A Preferred Stock share shall be returned to the status of an authorized but unissued share of preferred stock of Sharps, and (ii) Executive shall deliver to Sharps the certificate representing his Series A Preferred Stock share in accordance with the terms of this Agreement or shall sign a certificate of loss affidavit.

4. <u>Breach, Default, and Confession of Judgment</u>.

(a) Simultaneous with the execution of this Agreement, Sharps will execute and deliver to Executive, a Confession of Judgment, in the form annexed hereto as Exhibit A, which

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shall be held by Executive in escrow. In the event that the foregoing Confession of Judgment is deemed to be invalid or unenforceable, whether on account of the Confession not reflecting a fixed sum or otherwise, the Company covenants that it will execute and deliver to Executive the Confession of Judgment with a fixed amount, and the Parties shall otherwise promptly make such modifications as may be necessary, such that the Confession of Judgment will be enforceable in the state of New York. For the avoidance of doubt, the foregoing "fixed amount" shall be the Severance Amount, reduced by the amount of any full or partial Installments remitted by Sharps at the time of Sharps' failure to timely cure its breach of this Agreement. Upon completion of Sharps' full payment of the Severance Amount in the manner prescribed by this Agreement, Executive shall release and return the Confession of Judgment to Sharps and/or destroy same, at Sharps' option. For the avoidance of doubt, regardless of whether, upon completion of Sharps' full payment of the Severance Amount in the manner prescribed by this Agreement (the "Completion"), Executive releases, returns, and/or destroys the foregoing Confession of Judgment, the Parties agree and acknowledge that, upon the Completion, the Confession of Judgment shall automatically, and by operation of this Agreement, be rendered null, void, and without effect.

(b) If any Installment of the Severance Amount is not remitted, either in whole or in part, in the manner prescribed by this Agreement, Executive shall deliver a Notice of Breach to Sharps' Counsel. Sharps shall then have an opportunity to cure the breach within five (5) business days of receipt of the Notice of Breach. If any such breach is not cured in full within the foregoing five-business-day period, the total Severance Amount, less any full or partial Installments already remitted to Executive pursuant to this Agreement, shall be accelerated (the "**Accelerated Sum**") and the Company shall remit such Accelerated Sum to Executive in full on or before ten (10) business days after receipt of the above-noted Notice of Breach ("**Cure Period**"). In the event of Sharps' failure to timely remit the Accelerated Sum within the Cure Period, (i) Executive shall have the right, without any further notice, to file in a court of competent jurisdiction the Confession of Judgment annexed hereto as Exhibit A and have judgment entered against Sharps in the amount of the Accelerated Sum, and (ii) the provisions of Section 3 of this Agreement (Voting Agreement) shall automatically be deemed null, void, and without effect and (x) the Series A Preferred Stock shall continue to be owned by Executive, (y) Executive may exercise his ownership and rights in the share of such Series A Preferred Stock as set forth in the COD, and, consistent with the foregoing, and (z) the Series A Preferred Stock shall cease to be encumbered by the conditions described in Section 3 of this Agreement. The foregoing shall be in addition to any other remedies, including injunctive relief, to which Executive may be entitled pursuant to applicable law.

(c) In the event that the Company is in compliance with its payment obligations relative to the Severance Amount (as prescribed in Section 2 of this Agreement) and Executive fails to comply with one or more of his obligations under Sections 3(a), 3(b), 3(c), 3(d), and/or 3(e) of this Agreement (collectively, the "**Section 4 Subparts**"), Executive acknowledges that the Company could be irreparably damaged if such provisions were not specifically enforced in the event of such a breach, and that, in such event, remedies at law might be inadequate, and that such rights and obligations under the Section 4 Subparts shall therefore be enforceable by specific performance by any court of competent jurisdiction, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy. Executive consents to such remedy in the event of the circumstances

described above. The remedy of specific performance shall not be an exclusive remedy, but shall be cumulative of all other rights and remedies of the Parties at law, in equity or under this Agreement. Executive shall be liable for any damages, costs and expenses, including reasonable attorneys' fees and court and arbitral costs, which may be incurred by Sharps and which result from or arise out of any Executive's breach or threatened breach the Section 3 Subparts under a circumstance where the Company is in compliance with its payment obligations relative to the Severance Amount as prescribed in Section 2 of this Agreement.

5. Options Vesting. Upon the Effective Date of this Agreement, any and all unvested options in the Company held by Executive shall be deemed accelerated and vested in their entirety. To the extent necessary, immediately following the Effective Date, the Company shall take any and all necessary steps in order to effectuate the foregoing accelerated vesting of Executive's unvested options.

6. Mutual Release of All Claims.

(a) Executive Released Claims. The Executive, on behalf of the Executive and anyone claiming through the Executive, hereby fully and completely releases, acquits and forever discharges Sharps, its affiliates and related entities, and each of their respective current and former employees, officers, directors, stockholders, agents, employees, insurers, attorneys, joint venture partners, transferees, successors and assigns (each a "**Sharps Released Party**" and collectively, the "**Sharps Released Parties**"), collectively, separately, and severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, including those that arise out of or relate to the Executive's employment or termination of employment with Sharps, Executive's directorship at Sharps, Executive's Series A Preferred Stock share or that the Executive has had, now has, or may have against the Sharps Released Parties (or any of them) at any time up to and including the date the Executive executes this Agreement (the claims released in this Section 6(a) are collectively referred to as the "**Executive Released Claims**"). The Executive Released Claims include all claims arising under any federal, state or local statute or ordinance, constitutional provision, public policy or common law, regarding (i) employment, employment benefits, or employment discrimination and/or retaliation including, without limitation, Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1991, 42 U.S.C. 2000e et seq.; Sections 1981 through 1988 of Title 42 of the United States Code; the Employee Retirement Income Security Act of 1974, 29 U.S.C. 100 et seq.; the Workers Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq.; the National Labor Relations Act, 29 U.S.C. § 151 et seq.; the Fair Labor Standards Act, 29 U.S.C. § 201 et seq.; the Equal Pay Act, 29 U.S.C. § 201 et seq.; the Immigration Reform and Control Act, 8 U.S.C. § 1101 et seq.; the Americans with Disabilities Act of 1990, 42 U.S.C. § 12101 et seq.; the Age Discrimination and Employment Act of 1967 and the Older Workers Benefits Protection Act, 29 U.S.C. § 621 et seq. ("ADEA"); the Genetic Information Non-Discrimination Act; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq.; and COBRA, 29 U.S.C. § 1161 et seq., all as amended; and all laws relating to family and medical leave, retaliation, discrimination on the basis of race, color, religion, creed, sex, sex harassment, sexual orientation, gender identity, marital status, pregnancy, national origin, genetic carrier status, ancestry, handicap or disability, alienage, present or past history of mental disorders or physical

disability, candidacy for or activity in a general assembly or other public office, constitutionally protected acts of speech, membership in any organization engaged in civil defense, veteran's status, any military service, application for military service, or any other federal human rights law; (ii) any applicable New York state or local laws respecting employment, including but not limited to, the New York State Labor Law, New York State and New York City Human Rights Laws, as amended; (iii) claims under any federal, state or local statutes or common law, including, without limitation, wrongful discharge, wrongful termination, breach of any written or oral, express or implied, contract, agreement or understanding between Executive and the Sharps Released Parties or any of them, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, invasion of privacy, misrepresentation, deceit, fraud, negligence, personal injury, or any claim to attorneys' fees under any applicable statute or common law theory of recovery; (iv) claims under any federal, state or local statute, regulation or executive order (as amended through the Effective Date) relating to whistleblower protections, violation of public policy, or any other form of retaliation or wrongful termination, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the Sarbanes-Oxley Act of 2002; (v) claims under any Company compensation, benefit, stock option, incentive compensation, bonus, restricted stock, retirement, pension, life, health, sick leave, paid time off, severance, accident, disability insurance and/or equity plan, program, policy, practice or agreement; and (vi) any other tort, statutory or common law cause of action. Nothing herein shall constitute a waiver of Executive's right to seek an award pursuant to Section 21F of the Securities Exchange Act of 1934, as amended.

(b) To the extent permitted by applicable law, this general release also includes any and all wage and hour related claims arising out of or in any way connected with your employment or directorship with Sharps, including and any claims for unpaid or delayed payment of wages, overtime, bonuses, commissions, incentive payments or severance, missed or interrupted meal periods, interest, attorneys' fees, costs, expenses, liquidated damages, treble damages or damages of any kind to the maximum extent permitted by law.

(c) Because Executive is 40 years of age or older, Executive is hereby informed that Executive has or might have specific rights and/or claims under ADEA, and Executive agrees and understands that: (i) in consideration of the amounts and benefits described in Section 2 of this Agreement, which are in addition to anything of value to which Executive is already entitled, Executive specifically waives any rights and/or claims under the ADEA to the extent that such rights and/or claims arose prior to the date this Agreement was executed; (ii) Executive does not waive any rights or claims under the ADEA that may arise after the date this Agreement is executed; (iii) Executive acknowledges that Executive has been advised to consult with counsel of his choice prior to executing this Agreement, that Executive was informed and understood when originally presented with this Agreement that Executive has twenty-one (21) days to review it and consider its terms before signing it, and that Executive also has been advised that any revisions to this Agreement will not affect or extend the calculation of the 21- day period; (iv) Executive has not been subject to any undue or improper influence interfering with the exercise of Executive's free will in deciding whether to execute this Agreement, and Executive agrees that Executive has carefully read and fully understands all of the provisions of this Agreement, Executive knowingly and voluntarily agrees to all of the terms set forth in this Agreement, and Executive acknowledges

that in entering into this Agreement, Executive is not relying on any representation, promise or inducement made by Sharps or its attorneys with the exception of those promises contained in this Agreement; and (v) Executive may revoke this Agreement for a period of seven (7) days following his execution hereof and all rights and obligations of both parties under this Agreement shall not become effective or enforceable until the seven (7) day revocation period has expired. To be clear, in the event that Executive revokes this Agreement prior to the expiration of the seven (7) day revocation period, this Agreement will be deemed null and void. This Agreement shall become effective as of the eighth (8th) day after Executive shall have executed the Agreement, assuming Executive has not duly revoked the Agreement prior to such date (such eighth day, the "**Effective Date**").

(d) Nothing in this Section 6 shall constitute a release or waiver of claims regarding, or a forfeiture of, (i) Executive's vested benefits under any employee benefit or other plan, including, without limitation, a retirement plan, a pension plan, a life insurance plan, any stock, stock option, or other equity plan, or otherwise, (iii) Executives vested benefits under any option plan and/or associated agreement, if any, and/or (iv) Executive's right to file for unemployment benefits. In the event that Executive files for unemployment benefits, the Company shall not challenge such filing.

(e) Sharps Released Claims. Sharps, on behalf of itself, its affiliates, parents, subsidiaries, and related entities, and its and each of their respective current and former officers, directors, and boards of directors, including the transferees, successors, agents, and assigns of each of the foregoing (collectively, the "**Sharps Releasors**"), hereby irrevocably and unconditionally release, acquit and forever discharge Executive, including Executive's heirs, successors, and assigns (collectively, the "**Executive Released Parties**"), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, that any or all of the Sharps Releasors now has, or has ever had, or ever shall have, against any of the Executive Released Parties by reason of any and all acts, omissions, events, circumstances or facts existing or occurring through the date on which this Agreement is executed by Sharps (the claims released in this Section 6(e) are collectively referred to as the "**Sharps Released Claims**").

(f) Certain Exclusions. The Sharps Released Claims and the Executive Released Claims do not include (a) any claims to enforce this Agreement or any terms thereof; (b) any claims related to acts, omissions or events occurring after the date this Agreement is signed by the Executive or Sharps, as applicable; and (c) any claims that cannot legally be waived by private agreement.

(g) Release of Unknown Claims. It is the intention of Executive and Sharps that this Agreement serve as a general release which shall be effective as a bar to each and every claim, demand, or cause of action it releases. Each Party recognizes that it may have some claim, demand, or cause of action against the other Party of which such Party is totally unaware and unsuspecting which such Party is giving up by execution of this Agreement and the general release contained herein. It is the intention of the Parties in executing this Agreement that it will deprive such Party

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of each such claim, demand or cause of action and prevent such Party from asserting such claim against the other Party.

7. Non-Disclosure of Confidential Information; Trading Acknowledgment.

(a) Non-Disclosure of Confidential Information. During employment with Sharps, Executive was given access to the confidential and proprietary information of Sharps ("**Confidential Information**"). Executive will not disclose or use such confidential or proprietary information for the benefit of Executive or any person or entity other than Sharps. Executive understands that, without limiting any other remedies, Sharps may seek from a court of competent jurisdiction an injunction to prohibit such unauthorized use or disclosure of Confidential Information. Notwithstanding any provision of this Agreement that prohibits the disclosure of trade secrets or confidential information, Executive understands that he may not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a Federal, State or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law, or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding. In addition, if Executive files a lawsuit or other court proceeding against any of the Sharps Released Parties for retaliating against him for reporting a suspected violation of law, Executive may disclose the trade secret or confidential information to the attorney representing Executive and use the trade secret or confidential information in the court proceeding, if Executive seeks to file any document containing the trade secret or confidential information under seal and does not disclose the trade secret or confidential information, except pursuant to court order. Notwithstanding the foregoing, Executive acknowledges and agrees that nothing in this Agreement shall limit, curtail or diminish any of Sharps' statutory rights under the Defend Trade Secrets Act, any applicable state law regarding trade secrets, or common law. Notwithstanding the foregoing Confidential Information shall not be deemed to include any information that becomes generally available to the public other than as a result of any unauthorized disclosure by the Executive, or that becomes available to the Executive on a nonconfidential basis from a source other than Sharps (or any Sharps Released Party) where such disclosing Person is not bound by a duty of confidentiality, or other contractual, legal or fiduciary obligation, to Sharps.

(b) Trading Acknowledgment. Executive acknowledges that he is in possession of material, nonpublic information regarding Sharps, and that applicable securities laws require that he refrain from trading in securities of Sharps, including the Restricted Shares to be delivered to Executive hereunder, while he is in possession of such material, nonpublic information. Sharps covenants that it will not disclose any material, nonpublic information to Executive after the End Date that will not be disclosed by Sharps on its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2023.

8. Non-Disparagement.

(a) Executive will not (i) make any statements or take any actions that in any way disparage or could harm the reputation and/or goodwill of the Company, or (ii) in any way, directly or indirectly, cause or encourage the making of such statements or the taking of such action by anyone else.

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(b) The Company, including the Company's officers and directors, will not (i) make any statements or take any actions that in any way disparage or could harm the reputation and/or goodwill of Executive, or (ii) in any way, directly or indirectly, cause or encourage the making of such statements or the taking of such action by anyone else.

9. Cooperation. In connection with any internal investigation or participation of Sharps or any of its affiliated entities in any current or future litigation or governmental investigation or proceeding that relates to events which occurred during Executive's employment or directorship or about which Executive has information, Executive shall provide reasonable cooperation and devote such time as may be reasonably required in the preparation, prosecution or defense of any action, investigation, inquiry or other proceeding, including but not limited to, the execution of truthful declarations or providing information and/or documents requested by Sharps all at the sole expense of Sharps, subject, in all instances, to the reasonable availability of Executive. To the extent that the Company determines that Executive's physical presence is necessary under this Section 9, the Company shall reimburse the Executive for the Executive's reasonable travel and other out-of-pocket expenses incurred in connection with the foregoing and subject to the delivery of reasonable documentary support for such expenses. Executive shall not be required to cooperate against his own legal interests. If the Executive's cooperation as a former officer and/or director of Sharps is reasonably determined to conflict with or be adverse to the interests of Sharps, Executive may retain his own counsel and shall be indemnified for such attorneys' fees only to the extent that coverage is available to Executive under Sharps' applicable policy of insurance. For the avoidance of doubt, Sharps' Directors and Officers liability insurance policy and any determinations made by the carrier thereunder shall control any request by the Executive for separate counsel, legal fees, costs and timing of payments, if applicable. Executive agrees that, in the event he is subpoenaed by any person or entity (including, but not limited to, any governmental entity) to give testimony or provide documents (in a deposition, court proceeding or otherwise) which in any way relates to Executive's employment by the Company and/or any service as a Director of the Company Group, Executive will give prompt notice of such request to the Company's Chief Executive Officer and, unless declining to comply with such subpoena would subject Executive to liability or other consequences under the law, will make no disclosure until the Company has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure. Executive acknowledges that he has no right or authority to waive any attorney-client or attorney work product privilege belonging to Sharps, and that he shall not provide any information in violation of such privileges. Executive further agrees that he shall not meet or otherwise communicate with any counter-party or any representative of any counter party to any litigation in which Sharps (or any of its officers or directors) is a party, whether or not nominal, without the prior written consent of Sharps.

10. Non-Compete.

(a) Executive hereby covenants and agrees that for a period of eighteen (18) months following the Effective Date (the "**Restricted Period**"), the Executive will not, without the prior written consent of the Chief Executive Officer of Sharps, directly or indirectly, on his own behalf or in the service or on behalf of others, whether or not for compensation, engage in any business activity, or have any interest in any person, firm, corporation or business, through a

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subsidiary or parent entity or other entity (whether as a shareholder, agent, joint venture, security holder, trustee, partner, executive, creditor lending credit or money for the purpose of establishing or operating any such business, partner or otherwise) with any Competing Business in the Covered Area. For the purpose of this Section 10, (i) "**Competing Business**" means medical device packaging and pharmaceutical packaging, including the development and manufacturing (by any contract manufacturer or other company or entity (whether or not organized for profit)) of drug delivery systems that include syringe technologies such as prefilled syringe systems and ready-to-use processing, and (ii) "**Covered Area**" means the United States, and any other countries and territories in which Sharps or any affiliated or subsidiary company engages or will engage, in the business activities defined Competing Business.

(b) As a co-founder of Sharps, Executive acknowledges that (i) the business of Sharps is global in scope and without geographical limitation and (ii) notwithstanding the jurisdiction of formation or principal office of the Company or any of its respective executives or employees (including, without limitation, the Executive), it is expected that Sharps will have business activities and valuable business relationships within its industry throughout the world. Consequently, with regard to each of the Restricted Period, Competing Business and Covered Area components of this covenant, Executive agrees and acknowledges that the potential harm to Sharps of the non-enforcement of the provisions of this Section 10 of the Agreement outweighs any potential harm to Executive of its enforcement by injunction or otherwise. Passive ownership of less than 5% of a public company shall not be a violation of this Section 10.

(c) If Executive breaches or threatens to commit a breach of any of the provisions of Section 10, Sharps shall be entitled to the remedy of having the non-compete covenant specifically enforced by any court of competent jurisdiction. Sharps' rights and remedies hereunder shall be independent of the others and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to Sharps under law or in equity he right and remedy to have the non-compete covenant specifically enforced.

11. Return of Sharps Property. Within five (5) business days after the Effective Date, Executive shall undertake reasonable efforts to return to Sharps any Sharps property in Executive's possession, custody, or control, at Sharps' expense. In the event that Executive subsequently discovers that he is still in possession of Sharps property, he will promptly arrange for the return of such property. Notwithstanding the foregoing, Executive shall be permitted to retain his calendar and his contacts, all compensation-related plans and agreements, any documents reasonably needed for personal tax purposes, and his personal notes, journals, diaries and correspondence, including personal emails. In addition, Executive shall retain his mobile phone(s) and computing device(s), including computers, iPads, and the like.

12. Acknowledgements.

(a) This Agreement is not intended to be, and shall not be construed as, any admission that Executive, Sharps, any Sharps Released Party, or any Executive Released Party has violated any law or committed any wrongdoing whatsoever.

(b) This Agreement, including the terms, facts, circumstances, statements, negotiations, and documents relating hereto, shall not be admissible or submitted as evidence in any litigation in any forum for any purpose other than to secure enforcement of the terms and conditions of this Agreement or to defend against a claim relating to this Agreement.

(c) Except as is otherwise provided herein, this Agreement contains the entire understanding between Executive and Sharps concerning the subject matter hereof and supersedes all prior agreements and understandings (written or oral) relating to the subject matter hereof. Neither party is relying on, or may rely upon, any prior or contemporaneous statements or representations, whether verbal or written, not expressly set forth in this Agreement. This Agreement may not be amended, supplemented, or modified in any manner, except in a writing signed by Executive and an authorized representative of Sharps. This Agreement constitutes the duly authorized, valid and binding agreement of each Party enforceable against such Party in accordance with its terms.

(d) The Company shall indemnify Executive as an Indemnitee, as the term is defined in its Bylaws, from expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, as set forth in Sections 5.1 and 5.2 of the Bylaws (and as limited by Sections 5.1 (a) and (b) and 5.2 (a) and (b)), including with regard to that certain action, *Easom v. Sharps Technology Inc.* (Civil Action No. 2023-cv-01598) filed in United States District Court for the Eastern District of New York (the "**Specified Action**") and any and all claims arising out of or in any way connected with the Specified Action. As set forth in Section 5.3 of the Company's Bylaws, expenses may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Company as authorized in its Bylaws. Such expenses (including attorneys' fees) incurred by any Indemnitee may be so paid upon such terms and conditions, if any, as the Company deems appropriate. Provided the Executive provides the undertaking required by the Company, the Company will make its determination to advance reasonable expenses in good faith and will not seek from a court, or agree to, a "bar order" which would have the effect of prohibiting or limiting the Executive's right to receive advancement under this Agreement.

(e) This Agreement shall be governed by, and construed in accordance with and subject to, the laws of the State of New York applicable to agreements made and to be performed entirely within such state or torts without regard to its conflicts of law rules. Sharps and Executive hereby irrevocably and unconditionally submit, for themselves and their property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in the State of New York, County of New York (except, as and if applicable, for purposes of filing the Confession of Judgment, which shall be entered in the State of New York, County of Suffolk) and any appellate court from any thereof for the purpose of adjudicating claims and disputes arising under or relating to this Agreement, and Sharps and Executive hereby irrevocably and unconditionally agree that all claims in respect of any such action or proceeding may be heard and determined in New York State court or federal court of the United States of America sitting in the State of New York, County of New York. Sharps and the Executive irrevocably waive, to the

fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Sharps and Executive agree that a final judgment in any such action or proceeding shall be conclusive and, may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. With the exception of Executive's enforcement of the Confession of Judgment described herein, Executive and Sharps agree not to commence a claim or proceeding hereunder in a court other than a New York State court or federal court located in the State of New York, County of New York, except if such claim or proceeding is first brought in such New York State court or federal court located in the State of New York, and such court or courts have denied jurisdiction over such claim or proceeding.

(f) Nothing in this Agreement will (or should be construed to): (i) interfere with Executive's right and responsibility to give truthful testimony under oath; (ii) restrict Executive's ability to communicate information regarding wages or terms and conditions of his employment with Sharps; (iii) prohibit Executive from disclosing the information contained in this Agreement to the Equal Employment Opportunity Commission ("EEOC") or any state agency responsible for enforcing anti-discrimination laws; or (iv) preclude Executive from participating in an investigation, filing a charge, or otherwise communicating with the EEOC or any other fair employment agency, but, in connection with any such charge or proceeding, Executive will have no personal right to any monetary recovery of any kind. Consistent with Rule 21F-17 of the Securities Exchange Act of 1934, any confidentiality and non-disclosure provisions in this Agreement or arising from this Agreement do not prohibit or restrict Executive (or his attorneys) from: initiating communications directly with, or responding to any inquiry from, or providing testimony before, the U.S. Securities and Exchange Commission, NASD/FINRA, any other self-regulatory organization, any other state or federal regulatory authority or pursuant to court or administrative proceedings. In broadest terms, nothing herein is intended to impede any governmental investigation, Executive's ability to report potential violations of the federal and state securities laws or Executive's participation in any whistleblower rewards program.

(g) Should any provision in this Agreement or any provision of any agreement incorporated or referenced herein be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms, or provisions shall not be affected, and the illegal or invalid part, term, or provision shall not be a part of this Agreement. The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered to be a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement

(h) The headings of the several sections in this Agreement are inserted solely for the convenience of the Parties and are not a part of and are not intended to govern, limit or aid in the construction of any term or provision hereof. The language in all parts of this Agreement shall in all cases be construed simply, according to its fair meaning, and not strictly for or against any of the Parties hereto. Without limitation, there shall be no presumption against any Party on the ground that such Party was responsible for drafting this Agreement or any part thereof.

(i) The failure of either Party hereto at any time to enforce performance by the other Party of any provision of this Agreement shall in no way affect such Party's rights thereafter

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to enforce the same, nor shall the waiver by either Party of any breach of any provision hereof be deemed to be a waiver by such Party of any other breach of the same or any other provision hereof.

(j) Except as set forth in this Agreement, the Parties shall each bear their own costs, attorneys' fees, and other fees incurred in connection with the preparation of this Agreement.

(k) This Agreement is personal to Executive, and he will not assign this Agreement or any of his rights or obligations hereunder to any other person. Sharps may, without Executive's consent, assign this Agreement, including all rights hereunder, to any Sharps affiliate or any successor to Sharps' business.

(l) This Agreement inures to the benefit of and binds (i) Sharps, each of their respective parents, subsidiaries, and affiliated entities, and their respective successors and assigns, and, for all such entities, each of their employees, agents, directors, officers, servants, representatives, attorneys, partners, joint venturers, shareholders, members, and all persons or entities acting in concert with them, and (ii) Executive and his estate, heirs, and representatives, and his and their successors and assigns. Sharps may, without Executive's consent, assign this Agreement to any affiliate or any successor to its respective business.

(m) Any notices or transmissions to be given hereunder by either Party to the other shall be effected by electronic mail and either (a) personal delivery in writing, or (b) nationally-recognized overnight delivery service. Notices shall be addressed to the Parties at the following addresses:

(i) *If to Sharps Technology, Inc., to*:

Robert Hayes<br>
Chief Executive Officer<br>
Sharps Technology, Inc.<br>
105 Maxess Road, Ste. 124<br>
Melville, New York 11747<br>
roberth@sharpstechnology.com

*with a copy to*:<br>
Daniel Scott Furst, Esq.<br>
Sichenzia Ross Ference, LLP<br>
1185 Avenue of the Americas, 31st Floor<br>
New York, N.Y. 10036<br>
sfurst@srf.law

(ii) *If to Executive, to*:

Alan Blackman<br>
22 Upper Lancaster Road<br>
Ascot, Queensland<br>
Australia, 4007

medcap25@gmail.com

*with a copy to*:

Brian Turoff
Perkins Coie LLP
1155 Avenue of the Americas
New York, N.Y. 10035
bturoff@perkinscoie.com

**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]**

Either Party may change their above-noted contact information by written notice in accordance with this Section 12(m). Notice delivered personally will be deemed communicated as of actual receipt; and notices sent by overnight delivery service and/or electronic mail will be deemed communicated as of the business day after sending.

**BY SIGNING THIS AGREEMENT, EXECUTIVE ACKNOWLEDGES AND AGREES THAT EXECUTIVE HAS BEEN GIVEN TWENTY-ONE (21) DAYS TO CONSIDER ITS TERMS; THAT EXECUTIVE HAS CAREFULLY READ AND UNDERSTANDS ALL OF ITS TERMS, WHICH INCLUDE THE WAIVER OF IMPORTANT RIGHTS; THAT EXECUTIVE AGREES TO ITS TERMS; THAT EXECUTIVE HAS BEEN ADVISED IN WRITING TO CONSULT WITH AN ATTORNEY BEFORE SIGNING AND DID SO TO THE EXTENT EXECUTIVE DEEMED APPROPRIATE; AND THAT EXECUTIVE IS SIGNING IT VOLUNTARILY AND OF EXECUTIVE'S OWN FREE WILL.**

REVIEWED, AGREED AND ACCEPTED:

DocuSigned by:

Alan Blackman

67C4502805A048B

Alan R. Blackman

Date: July 19, 2023

REVIEWED, AGREED AND ACCEPTED:

Sharps Technology, Inc.

By: Robert M. Hayes

Its: CEO

Date: July 19 2023

**EXHIBIT A**

**AFFIDAVIT**

1. Robert M. Nates ("Deponent") being duly sworn, deposes and says:

2. Sharps Technology Inc. ("Sharps"), hereby confesses judgment pursuant to New York Civil Practice Law and Rules ("CPLR") 3218 and authorizes entry thereof against it in the sum of $346,666.67 (the "Confessed Judgment Amount"). Sharps is obligated to pay to Alan Blackman the Confessed Judgment Amount pursuant to applicable portions of a certain Separation Agreement and Mutual Release that is more fully described below.

3. Deponent is an individual and is the CEO of Sharps and has the authority to make this confession of judgment on Sharps' behalf.

4. Mr. Blackman is an individual with a residential address of 22 Upper Lancaster Road, Ascot, Queensland, Australia, 4007.

5. Sharps is a Nevada corporation, with a principal place of business at 105 Maxess Road, Ste. 124, Melville, New York 11747.

6. Sharps authorizes entry of judgment in the County of Suffolk, State of New York.

7. The Confessed Judgment Amount is due and owing from Sharps to Mr. Blackman under this Confession of Judgment, based upon an agreed-upon figure set forth in a Separation Agreement and Mutual Release between the parties, which was supported by adequate consideration.

8. Sharps hereby authorizes Mr. Blackman to enter a judgment by confession against Sharps pursuant to CPLR § 3218 in the fixed amount of the Confessed Judgment Amount, less any payments made by Sharps toward the Confessed Judgment Amount at the time of Sharps' failure to timely cure its breach of the Separation Agreement and Mutual Release.

9. Deponent has consulted with counsel on this matter. Deponent acknowledges that Sharps is signing this confession free of fraud, undue influence or coercion of any kind.

10. This confession of judgment does not relate to a consumer credit transaction.

RMN

11. This affidavit is not in connection with an installment purchase of $1,500 or less of any commodities for any use other than a commercial or business purpose which is prohibited by Section 3201 of the CPLR.

July 19, 2023

New York, New York

By: Robert M. Hayes

Its: CEO

162715744.8